Lightscape Technologies Inc.
3/F., 80 Gloucester Road
Wanchai, Hong Kong

September 10, 2008

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
 Washington, DC 20549
USA

Attention: Angela Crane

Dear Madam:

Re:	Lightscape Technologies Inc.
Form 10-KSB for the year ended March 31, 2008
Filed July 14, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Filed August 14, 2008
File No. 000-30299

     Thank you for your letter of August 27, 2008 with respect to the above filings filed by Lightscape Technologies Inc. (the “Company”). The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of August 27, 2008.

Form 10-KSB for the Year Ended March 31, 2008

Description of Business, page 3

LED Outdoor Advertising Business, page 3

1.

We see that on February 12, 2008 you entered into a joint venture agreement with Beijing Xintong Media & Cultural Development Co. Ltd. (“BX”) to build an LED outdoor advertising network in the People’s Republic of China (the “PRC” or “China”). We also see that pursuant to the terms of the joint venture agreement the joint venture company will be named Beijing Xintong New Vision Media Advertising Co. Ltd. (“BXNV”);

you agreed to contribute to BXNV cash and an LED billboard for the joint venture’s initial installation within ninety business days of signing the agreement; and

in exchange for these contributions you will obtain a 50.1% ownership of BXNV, with the remaining 49.9% to be held by BX.

Please tell us and revise future filings to disclose how you will account for and present all material aspects of this joint venture, including its formation and your post-formation interest therein.

The joint venture formation process is ongoing at this time. Certain details of the joint venture arrangement are being finalized, including the process of completing the transfer of share ownership in BXNV from BX to the Company (or one of its subsidiaries), and other minor strategic and operational details. Management does not believe that there are any material risks to the Company’s ultimate receipt of 50.1% ownership of BXNV as originally contemplated by the terms of the joint venture agreement signed on February 12, 2008. Post-formation, the Company intends to account for its 50.1% interest in the joint venture as a subsidiary in its consolidated financial statements. As such, the Company will consolidate all profit and loss, assets and liability items and eliminate the minority shareholding portion of BX, in this case 49.9%, as a minority interest. As per your guidance, in future filings the Company will disclose how it will account for and present all material aspects of this joint venture, including its formation and the Company’s post-formation interest therein.

Management’s Discussion and Analysis or Plan of Operation, page 27

2.

Please provide a more detailed discussion about the reasons for changes in your results of operations as well as other financial statement line items in your future filings. For example, you explained the decrease in net revenues (for the year ended March 31, 2008) is primarily attributable to the decrease in sales and contract revenue of LED solutions by Lightscape Macau and Lightscape Greater China and the decrease in sales of lighting source products by subsidiary Beijing Illumination. Your explanation about the decrease in revenues is too general to be helpful to the readers of your financial statements. Please note that the objective of Management’s Discussion and Analysis is to enable investors and other users to see the company through the eyes of management to provide information about the quality and potential variability of a company’s earnings and cash flow, so that investors can judge the likelihood that past performance is indicative of future performance. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

Thank you for your guidance. The Company will take this under advisement and will provide a more detailed discussion about the underlying reasons for changes in its results of operations as well as other material financial statement line item changes in its future filings.

Regarding the specific example you cited, the Company believes that the three paragraphs in respect of revenue under the heading “Revenues and Cost of Revenues” provide the readers of its financial statements with reasonable and sufficient detail about the underlying reasons for the decrease in revenues. The first paragraph is intended to provide a general explanation for the overall decrease in revenues, as alluded to in your comment. However, the two subsequent paragraphs within this section provide specific details underlying the decreases in revenue within each segment, as well as general guidance on management’s future revenue expectations for each segment. The Company would agree that the first paragraph on its own provides insufficient detail, however it believes that the three paragraphs taken together provides sufficient detail.

3.

We see that during the year ended March 31, 2008, in order to more effectively utilize the financial and other resources within other business units you decided to exit the energy-savings solutions business and accounted for the exit as discontinued operations under the provisions of SFAS 144. Management’s Discussion and Analysis should include disclosure of known trends, events, and uncertainties involving discontinued operations that may materially affect your liquidity, financial condition, and results of operations (including net income) between the date when a component of an entity is classified as discontinued and the date when the risks of those operations will be transferred or otherwise terminated. Disclosure should include discussion of the impact on the Company’s liquidity, financial condition, and results of operations of changes in the plan of disposal or changes in circumstances related to the plan. Also, MD&A should describe how cash flows from discontinued operations are reported in the cash flow statements and describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources. Refer to SAB Topic 5 and revise future filings as necessary based on our comment.

Thank you for your guidance. The Company will take this under advisement to ensure that any future filings involving discontinued operations include the specific disclosures as referenced in your comment.

In response to your specific recommendations related to the Company’s 10-KSB disclosure, please note that there were and are no known trends, events, or uncertainties involving discontinued operations that would materially affect the Company’s liquidity, financial condition, or results of operations (including net income) between the date when the energy-savings solutions business component was classified as discontinued and the date when the risks of those operations are expected to be transferred or otherwise terminated. Additionally, there was and is not expected to be any material impact on the Company’s liquidity, financial condition, or results of operations of changes in the plan of disposal of discontinued operations or changes in circumstances related to the plan. Lastly, the absence of cash flows from discontinued operations was and is not expected to materially affect future liquidity or capital resources.

For reference, the following describes how cash flows from discontinued operations were reported in the cash flow statements within the Company’s 10-KSB. Cash flows from discontinued operations were included in total sales, as they were mostly derived from existing installment receipts relating to sales-type lease contracts. These contracts have an extended expiry date but the total receipts as a whole are of an insignificant amount and hence not material. Net loss from discontinued operations (net of income taxes of $244,133 and loss on disposal of discontinued component of $2,341,671) were deducted from total net loss of $9,416,075, arriving at net loss from continuing operations of $6,830,273 relating to cash flows from operating activities. After inclusion of adjustments to reconcile net loss to net cash used in operating activities and changes in operating assets and liabilities (net of acquisitions) net cash used in operating activities of discontinued operations of $3,828 was deducted from net cash (used in) provided by operating activities of continuing operations of $5,905,382, to arrive at net cash used in operating activities of $5,909,210. Net cash used in investing activities of discontinued operations of $1,976 was added to net cash used in investing activities of continuing operations of $267,782 to arrive at net cash used in investing activities of $269,758. Net cash used in financing activities of discontinued operations of $1,187 was deducted from net cash provided by financing activities of continuing operations of $6,030,805 to arrive at net cash provided by financing activities of $6,029,618.

Financial Statements, page 36

Consolidated Statements of (Operations) Income, page 42

4.

We see that for the year ended March 31, 2008 you presented a loss on disposal of plant and equipment, an impairment loss on intangible assets and an impairment of goodwill as components of non-operating losses. Please tell us why you believe your current presentation of the items as non-operating losses is appropriate. Please note the guidance at paragraph 25 of SFAS 144, SFAS 142 or other applicable U.S. GAAP when preparing your response to our comment.

Impairment on goodwill

With reference to paragraph 5 of SFAS 144 Accounting for the Impairment or Disposal of Long- Lived Assets, SFAS 144 does not apply to goodwill and intangible assets not being amortized that are to be held and used. Accordingly, an impairment of goodwill of the Company is disclosed in accordance with SFAS 142 Goodwill and Other Intangible Assets.

In accordance with paragraph 43[1] of SFAS 142, such impairment on goodwill of the Company recognized during the year ended March 31, 2008 is disclosed as a separate line item before “(Loss) income from continuing operations before income tax and minority interests”.

Loss on disposal of plant and equipment

Paragraph 25[2] of SFAS 144 describes the disclosure of impairment loss recognized for a long- lived asset only. In the Company’s opinion, since the loss on disposal of plant and equipment is not an impairment loss, it is disclosed as for other expenses accordingly.

Impairment loss on intangible assets

Although paragraph 25 of SFAS 144 should be applied for the disclosure of an impairment loss on intangible assets recognized by the Company during the year ended March 31, 2008 since those intangible assets are subject to amortization, the Company considers such loss as an infrequent expense for its continuing operations. As a result, in the Company’s opinion such loss should not be included in the sub-total of “(loss) income from operations”. Instead, the impairment loss on intangible assets is disclosed in a separate line before “(Loss) income from continuing operations before income tax and minority interests” in accordance with the general requirement of SFAS 144 and APB No. 30.

Consolidated Statements of Shareholders’ Equity and Comprehensive (Loss) Income, page 44

5.	Please disclose a total amount for comprehensive income (or loss) for each period presented in your future filings as required by paragraph 14 of SFAS 130.

Thank you for your guidance. Within the referenced financial statement, the Company will disclose a total amount for comprehensive income (or loss) for each period presented in its future filings as required by paragraph 14 of SFAS 130.

Note 8. Goodwill and Intangible Assets, Net, page 57

6.

We note you used a report from an independent third party valuator to assist in the valuation of intangible assets written down during the year ended March 31, 2008. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced asset valuations. While in future filings you (the management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm.

In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

[1] The aggregate amount of goodwill shall be presented as a separate line item in the statement of financial position. The aggregate amount of goodwill impairment losses shall be presented as a separate line item in the income statement before the subtotal income from continuing operations (or similar caption) unless a goodwill impairment loss is associated with a discontinued operation. A goodwill impairment loss associated with a discontinued operation shall be included (on a net-of-tax basis) within the results of discontinued operations.

2 An impairment loss recognized for a long-lived asset (asset group) to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business enterprise and in income from continuing operations in the statement of activities of a not-for-profit organization. If a subtotal such as “income from operations” is presented, it shall include the amount of that loss.

Management of the Company (“management”) assessed a valuation report (“the valuation report”) as conducted by an independent third party valuator as a basis to ascertain the amount of impairment losses on goodwill and intangible assets. The valuation report was carried out on the basis of fair value, which is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

While management gave consideration to the valuation comments and results of the valuation report in determining the amount of impairment losses on goodwill and intangible assets, management takes primary responsibility for valuing the assets and the liabilities of the acquired entity. Management carefully reviewed the reasonableness of the basis of valuation, valuation assumptions, scope of work and valuation methodology as applied in the valuation report, in particular the use of the income approach, which is also known as the discounted cash flow method (“DCF”). The fair value of goodwill and intangible assets were determined by applying a discount rate (the cost of capital) in the DCF model to determine the net present value of the acquired subsidiary’s future expected cash flows.

Having fully evaluated the valuation process, management decided to accept the results of the valuation report as to the fair value of goodwill and intangible assets, and hence the related impairment losses, if any, having regard to all available information and pertinent factors affecting the economic benefits of the acquired subsidiary, in particular the valuation comments and results as per the valuation report.

In future filings the Company will disclose that management took primary responsibility for valuing the assets and liabilities of the acquired entity. Also in future filings, if the Company refers to an expert in any capacity, the Company will disclose the name and/or include the consent of the expert as may be required.

Note 9. Redemption of Convertible Notes, page 59

7.

We see that on August 20, 2007 you completed a convertible note redemption transaction and in connection therewith you recorded the intrinsic value of $1,647,273 of the beneficial conversion feature at the redemption date as an adjustment within stockholders’ equity. Please specifically address the U.S. GAAP that supports the referenced accounting. Specifically tell us your consideration of how the guidance at paragraph 21 of EITF 00-27 impacts your required accounting for the referenced transaction.

Please note that paragraph 21 of EITF 00-27 refers to the accounting treatment relating to instruments with beneficial conversion features (“BCF”) that all of the unamortized discount (both the discount from an allocation of proceeds under Opinion 14 to other separable instruments included in the transaction and the discount originated by the beneficial conversion option accounting) remaining at the date of conversion should be immediately recognized as an interest expense or as a dividend, as appropriate. This paragraph does not apply to early redemption of the Company’s convertible bonds, because no conversion had taken place. The Company instead relies on paragraph 39 of EITF 00-27, which addresses the issue that a convertible instrument that included a beneficial conversion option under EITF 98-5 is extinguished prior to its stated maturity date, regarding the reacquisition of the embedded conversion option. Therefore, upon extinguishment, the intrinsic value of the BCF of $1,647,273 has been charged to additional paid- in capital. The cancellation of this BCF, which was originally recognized as equity, has been considered an adjustment within stockholders’ equity with reference to EITF98-5 and EITF00-27. The remaining portion of $2,253,359 of the redemption price less the aggregate carrying value of the convertible note and First Option at the redemption date has been recognized as a loss on extinguishment of debts specifically in accordance with paragraph 39 of EITF 00-27.

We look forward to any further comments you may have with respect to our responses.

Yours truly,

Per: /s/ Bondy Tan
Name: Bondy Tan
Title: President and Chief Executive Officer
Lightscape Technologies Inc.